EXHIBIT 99.9

CONSENT OF TED COUPLAND AND CUBE CONSULTING PTY LTD.

Reference is made to the technical report entitled “Independent Technical Report (NI 43-101) – Resource Estimation for Cerro Moro Project, Santa Cruz Province Argentina” dated May 31, 2010, which the undersigned has prepared on behalf of Cube Consulting Pty Ltd. for Extorre Gold Mines Limited (the “Technical Report”).

I, on behalf of myself and on behalf of Cube Consulting Pty Ltd., hereby consent to the inclusion of references to my name and the name of Cube Consulting Pty Ltd. and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Extorre Gold Mines Limited, which is being filed with the United States Securities and Exchange Commission.

Dated this 28th day of March, 2011.

/s/ Ted Coupland
Name: Ted Coupland